

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 1, 2022

<u>Via U.S. Mail</u>

Dorothy Jean Moore
6 East Willow Street
Brinkley, Arizona 72021

Re: Moore Dorothy Jean
        File No. 811-23821

Dear Ms. Moore:

On August 19, 2022 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 ("1940 Act"). In that filing, you note that you are concurrently filing a registration statement pursuant to Section 8(b) of the 1940 Act.

Your current filing is materially deficient. Consequently, we believe you should either withdraw your filing or amend it to provide substantive and accurate responses to its item requirements. As a result of the missing disclosure, you should not deem yourself a "registered" investment company or exempt from registration of securities. We do not believe investors should rely on the documents you have filed with us for any investment purpose. We also believe you should consult with a lawyer. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.

If you have any questions, you may contact our office at (202) 551-6921.

Sincerely,

Disclosure Review and Accounting Office